Table of Contents

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2014
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from              to
Commission File No. 1-10466

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
THE ST. JOE COMPANY 401(k) PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
The St. Joe Company
133 South WaterSound Parkway
WaterSound, Florida 32413

THE ST. JOE COMPANY 401(K) PLAN
FINANCIAL STATEMENTS
AND SUPPLEMENTAL SCHEDULE
WITH REPORT OF INDEPENDENT
REGISTERED PUBLIC ACCOUNTING FIRM
December 31, 2014 and 2013

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and The St. Joe Company Compensation Committee
of The St. Joe Company 401(k) Plan
WaterSound, Florida

We have audited the accompanying statements of net assets available for benefits of The St. Joe Company 401(k) Plan (the Plan) as of December 31, 2014 and 2013, and the related statement of changes in net assets available for benefits for the year ended December 31, 2014. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014 and 2013, and the changes in net assets available for benefits for the year ended December 31, 2014 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2014 and reportable transactions for the year ended December 31, 2014 are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Vestal & Wiler
Certified Public Accountants
June 29, 2015

 THE ST. JOE COMPANY 401(K) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2014 and 2013

	2014	2013
ASSETS
Investments, at fair value (Note 3)	$17,300,898	$11,575,503
Notes receivable from participants	3,265	19,360
Employee contributions receivables	—	10,679
Net assets available for benefits at fair value	17,304,163	11,605,542

See notes to financial statements.

THE ST. JOE COMPANY 401(K) PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
For the Year Ended December 31, 2014

ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Interest and dividends	$114,692
Employee contributions	411,573
Employer contributions	11,095
Employee rollovers	228,860
Net appreciation in fair value of investments (Note 3)	511,320
1,277,540
Interest income on notes receivable from participants	1,009
TOTAL ADDITIONS	1,278,549

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Benefits paid to participants	3,518,497
Administrative expenses	1,680
TOTAL DEDUCTIONS	3,520,177

Transfer from the St. Joe Company Pension Plan	7,940,249

NET INCREASE	5,698,621
NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	11,605,542
NET ASSETS AVAILABLE FOR BENEFITS:
End of year	$17,304,163

See notes to financial statements.

THE ST. JOE COMPANY 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2014 and 2013

NOTE 1	DESCRIPTION OF PLAN
The following description of The St. Joe Company 401(k) Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Summary Plan document for a more complete description of the Plan’s provisions.

General – The St. Joe Company (the “Company”) adopted the Plan, effective as of January 1, 1989. The Plan is a defined contribution plan that is intended to provide participating eligible employees of the Company the opportunity to accumulate funds for retirement. The Plan is for the exclusive benefit of the Company’s employees and eligible employees may begin participating in the Plan immediately after hire. The Plan and its related trust are intended to qualify as a profit-sharing plan and trust under Sections 401(a) and 501(a) of the Internal Revenue Code of 1986, as amended (the “Code”), with a cash or deferred arrangement within the meaning of Code Section 401(k). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions – The Plan is contributory and provides for the automatic enrollment of new employees who do not elect to opt out of the Plan and an annual escalation feature of 1% per year up to 6% for participants who do not make an affirmative election otherwise. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans (“rollover”). The Company may make discretionary matching and non-elective contributions as described above. Contributions are subject to certain limitations as prescribed by law.

In connection with the termination of The St. Joe Company Pension Plan (the “Pension Plan”), the Plan became a “replacement plan,” within the meaning of the Code, and in December 2014, the Pension Plan transferred $7,940,249 in surplus assets to the Plan so that such surplus assets could be used for future allocations to current and future Plan participants up to the next seven years. As required, the surplus assets that were contributed will be maintained in a suspense account until they are allocated to eligible Plan participants. The Company’s Retirement Plan Investment Committee is responsible for investing the funds in the suspense account. As of December 31, 2014, there were assets of $7,944,652 unallocated funds in the suspense account. In March 2015, the Plan allocated $877,955 of the assets in the suspense account to eligible Plan participants.

Vesting – All contributions elective, matching and non-elective are100% vested upon contribution to a participant’s account.

Participant Accounts – Each participant’s account is credited with (a) the participant’s contributions, if any, (b) the Company’s contributions, if any, (c) the allocation from the suspense account, (d) rollover contributions, if any, and (e) earnings and losses. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Administration – The Plan is administered by The St. Joe Company Compensation Committee, which is the Plan Administrator. The Plan Administrator has engaged a third party, Prudential, to provide recordkeeping and administrative services.

Administrative Expenses – All third party administrative expenses are paid by the Plan, unless otherwise provided for by the Company.

Distributions – Upon reaching age 59 1/2, retirement, permanent disability, termination, or death, benefits can be received in a lump sum payment. Alternatively, based on a participant’s election, the Plan can establish a monthly payment schedule to distribute the benefits to the participant over a period of time. Hardship withdrawals are available if the participant meets certain criteria.
Investments – The Plan’s assets are held and invested by Prudential Bank and Trust, FSB (the “Trustee”) based upon the participants’ elections. Participants direct the investment of their contributions and the Company’s contributions into various investment options offered by the Plan.
Notes Receivable From Participants – Participants may borrow from their Plan accounts, subject to certain limitations and conditions established to comply with the current requirements of the Code. Participants may borrow a minimum of $1,000, up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. The loans are secured by the balance in the participant’s account and bear interest at a commercially reasonable rate of interest as determined by the Plan Administrator. Principal and interest of 4.25% is paid ratably through biweekly payroll deductions.

Payment of Benefits – Upon termination of service due to death, disability, or retirement, a participant may elect to receive either a lump sum amount equal to the value of the participant’s vested interest in his or her account, or annual installments. For termination of service for other reasons, a participant may receive the value of the vested interest in his or her account as a lump sum distribution.
Plan Termination – The Company has established the Plan with the intent to maintain it indefinitely, but does retain the right, at any time, to discontinue contributions and terminate the Plan.
Upon termination of the Plan, any unallocated amounts shall be allocated to the accounts of all participants to the extent permitted by law. Upon such termination, the Trustee may direct the Plan Administrator to either distribute the full amount of benefits credited to each participant’s account or continue the trust and distribute the benefits in such manner as though the Plan had not been terminated.

Forfeitures – At December 31, 2014 and 2013, unclaimed forfeited amounts totaled $3,631 and $2,145, respectively. Forfeitures of $2,378 were used to pay Plan administrative expenses during 2014. Forfeitures are first used to pay Plan administrative expense and any remaining may be used to fund future employer contributions.

NOTE 2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting – The financial statements of the Plan are prepared on the accrual basis of accounting.
Investment Valuation and Income Recognition – Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 4 for discussion of fair value measurements.
Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date and interest income is recognized on the accrual basis. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.
Notes Receivable from Participants – Notes receivable from participants are measured at their unpaid principal balance. Delinquent participant loans are reclassified as distributions based on the terms of the plan document. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2014 and 2013. If a participant ceases to make loan repayments and the Plan Administrator deems the participant loan to be in default, the participant loan balance is reduced and a benefit payment is recorded.
Payment of Benefits – Benefits are recorded when paid.

Expenses – Certain expenses of maintaining the Plan are paid directly by the Company and are excluded from these financial statements. Fees related to the administration of notes receivable from participants are charged directly to the participant’s account and are included in administrative expenses. Investment related expenses are included in net appreciation of fair value investments.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions to and deductions from net assets during the reporting period. Actual results could differ from those estimates.

Subsequent Events –In preparing the financial statements, subsequent transactions and events were evaluated for potential recognition.  As of June 29, 2015, there were no subsequent transactions and events other than disclosed in these financial statements.

NOTE 3	INVESTMENTS
During 2014, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

2014
Guarantee Income Fund	$36,549
Mutual Funds	466,711
Common Stock	8,060
$511,320

As of December 31, 2014 and 2013, the following investments represented more than 5% of the Plan’s net assets:

	December 31,
Investments	2014	2013
Guaranteed Income Fund (Note 5)	$9,437,262	$2,097,417
Dreyfus S&P 500 Index Fund	1,683,599	1,690,033
JP Morgan Core Bond Select	1,383,406	1,566,678
American Europe Pacific Group Fund	1,228,598	1,496,479
JP Morgan Large Cap Growth	957,186	1,290,607
RidgeWorth Large Cap Value Equity I	878,018	953,219

NOTE 4	NONPARTICIPANT-DIRECTED INVESTMENTS
Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

	December 31,
Net Assets	2014	2013
Guaranteed Income Fund (Note 5)	$7,944,652	$—

Changes in Net Assets	Year Ended December 31, 2014
Transfer from the St. Joe Company Pension Plan	$7,940,249
Net appreciation	4,403
$7,944,652

NOTE 5	FAIR VALUE MEASUREMENTS
Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures, provides the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2
Inputs to the valuation methodology include quoted prices for similar assets or liabilities in an active market; quoted prices for identical or similar assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; and inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.
The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.
The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2014 and 2013.

Guaranteed Income Fund: Valued based upon the participant contributions made in the fund, plus earnings at guaranteed crediting rates, less withdrawals and fees.
Mutual Funds: Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities Exchange Commission. These funds are required to publish their daily net asset value and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.
Common stock: Valued at the closing price reported on the active market on which the individual securities are traded.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2014 and 2013:

Assets at Fair Value as of December 31, 2014
	Level 1	Level 2	Level 3	Total
Guaranteed Income Fund	$—	$9,437,262	$—	$9,437,262
Mutual Funds:
Index funds	1,683,599	—	—	1,683,599
Growth funds	4,430,310	—	—	4,430,310
Fixed income funds	1,564,244	—	—	1,564,244
Total mutual funds	7,678,153	—	—	7,678,153
Common stock	185,483	—	—	185,483
	$7,863,636	$9,437,262	$—	$17,300,898

Assets at Fair Value as of December 31, 2013
	Level 1	Level 2	Level 3	Total
Guaranteed Income Fund	$—	$2,097,417	$—	$2,097,417
Mutual Funds:
Index funds	1,690,033	—	—	1,690,033
Growth funds	5,578,746	—	—	5,578,746
Fixed income funds	1,927,053	—	—	1,927,053
Total mutual funds	9,195,832	—	—	9,195,832
Common stock	282,254	—	—	282,254
	$9,478,086	$2,097,417	$—	$11,575,503

NOTE 6	INVESTMENT IN INSURANCE CONTRACTS

Guaranteed Income Fund

The Guaranteed Income Fund is a group annuity insurance product issued by Evergreen Group Annuity. Under the group annuity insurance contract that supports this product, participants may ordinarily direct permitted withdrawal or transfers of all or a portion of their account balance at contract value within reasonable time frames. Contract value represents deposits made to the contract, plus earnings at guaranteed crediting rates, less withdrawals and fees. The contract is effected directly between the Plan (or the Plan’s trustee) and the issuer. The repayment of principal and interest credited to participants is a financial obligation of the issuer. There are no reserves against contract value for credit risk of the contract issuer or otherwise. Given these provisions, the Plan considers this contract to be benefit responsive.

The concept of a value other than contract value does not apply to this insurance company issued general account backed Evergreen (no maturity date) Group Annuity spread product even upon a discontinuance of the contract in which case contract value would be paid no later than 90 days from the date the sponsor provides notice to discontinue. This contracts operation is different than many other evergreen group annuity products in the market by virtue of the fact that a market value (fair value) adjustment does not apply upon a discontinuance. This annuity contract, and therefore the liability of the insurer, is not backed by specific securities of its general account, and therefore the market value of the securities in the insurer’s general account does not represent the fair value. The Plan owns a promise to receive interest at crediting rates which are announced in advance and guaranteed for a specified period of time as outlined in the group annuity contract. This product is not a traditional guaranteed investment contract, and therefore there are no known cash flows that could be discounted. As a result, the fair value amount shown materially approximates the contract value.

Interest is credited on contract balances using a single “portfolio rate” approach. Under this methodology, a single interest crediting rate is applied to all contributions made to the product regardless of the timing of those contributions. Interest crediting rate resets are reviewed on a semi-annual basis. When establishing interest crediting rates for this product, the issuer considers many factors, including current economic and market conditions, the general interest rate environment and both the expected and actual experience of a reference portfolio within the issuer’s general account. These rates are established without the use of a specific formula. The minimum crediting rate under the contract was 1.50% for 2014 and 2013.

The average yield earned by the Plan is calculated by dividing the earnings credited to the Plan on the last day of the Plan year by the fair value and then annualizing the result. The average yield credited to participants shown is calculated by dividing the earnings credited to the participants on the last day of the Plan year by the fair value and then annualizing the result. The average yield earned and credited to the participants was 1.7% in 2014 and 1.9% in 2013. As a result of current stable value product construction, no adjustment will be required to mediate between the average earnings credited to the Plan and the average earnings credited to the participants.

Generally there are not any events that could limit the ability of the Plan to transact at contract value paid within 90 days or in rare circumstances, contract value paid over time. There are not any events that allow the issuer to terminate the contract and which require the Plan Sponsor to settle at an amount different than contract value paid either within 90 days or over time. At December 31, 2014, there are no unfunded commitments and investments are redeemed on a daily basis.

NOTE 7	INCOME TAX STATUS

The Plan operates under a nonstandardized adoption agreement in connection with a prototype retirement plan and trust sponsored by The Prudential Insurance Company of America. This prototype plan document has been filed with the Internal Revenue Service and has been issued a favorable opinion letter. The Plan Administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code and that the Plan was qualified and the related trust was tax-exempt as of the financial statement date; therefore, no provision for income taxes is necessary.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2014, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examination for years prior to 2011.

NOTE 8	RELATED PARTY TRANSACTIONS, PARTY IN INTEREST TRANSACTIONS AND ADMINISTRATIVE EXPENSES
Prudential Bank & Trust Company is the trustee as defined by the Plan and has managed the investments. Therefore, transactions related to these investments qualify as permitted party-in-interest transactions.
Administrative expenses of the Plan were paid by the Plan Administrator. Certain administrative functions are performed by officers or employees of the Company. No such officer or employee receives compensation from the Plan.

NOTE 9	RISKS AND UNCERTAINTIES
The Plan’s investments include funds which invest in various types of investment securities and in various companies within various markets. Investment securities are exposed to several risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the Plan’s financial statements and supplemental schedule.

SUPPLEMENTAL SCHEDULE
THE ST. JOE COMPANY 401(K) PLAN
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2014

(a)	(b)	(c)	(d)	(e)
	Identity of Issue	Description of Investment	Cost**	Current Value
*	Prudential Retirement Insurance and Annuity Company	Guaranteed Income Fund		$9,437,262
*	Prudential Mutual Funds	Dreyfus S&P 500 Index Fund		1,683,599
*	Prudential Mutual Funds	JP Morgan Core Bond Select		1,383,406
*	Prudential Mutual Funds	American Europe Pacific Group Fund		1,228,598
*	Prudential Mutual Funds	JP Morgan Large Cap Growth		957,186
*	Prudential Mutual Funds	RidgeWorth Large Cap Value Equity I		878,018
*	Prudential Mutual Funds	Lord Abbett Development Growth		369,868
*	Prudential Mutual Funds	Goldman Sachs Small Cap Value Instl		362,987
*	Prudential Mutual Funds	Prudential Jennison Mid Cap Growth		315,441
*	Prudential Mutual Funds	Victory Established Value		318,213
*	The St. Joe Company	Common stock, 14,708 shares		185,483
*	Prudential Mutual Funds	Prudential High Yield A		180,837
*	Participant loans	Various at 4.25%, maturing through 8/23/2018		3,265
				$17,304,163

*	Denotes party-in-interest.
**	Cost basis is not required for participant directed investments and therefore is not included.

THE ST. JOE COMPANY
401(k) PLAN
EIN 59-0432511	Plan 080
Attachment to 2014	Form 5500

SUPPLEMENTAL SCHEDULE
THE ST. JOE COMPANY 401(K) PLAN
SCHEDULE H, LINE 4j - SCHEDULE OF REPORTABLE TRANSACTIONS
For the Year Ended December 31, 2014

(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)
Identity of Party Involved	Description of Asset	Purchase Price	Selling Price	Lease Rental	Expenses Incurred with Transaction	Cost of Asset	Current Value of Asset on Transaction Date	Net Gain or (Loss)
Prudential Investments	Guaranteed Income Fund, 317,609 shares	$7,957,889	N/A	N/A	$—	$7,957,889	$7,957,889	$—

(a)		Represents a transaction of the same issue in excess of 5 percent of the Plan fair value as of December 31, 2014.

THE ST. JOE COMPANY
401(k) PLAN
EIN 59-0432511	Plan 080
Attachment to 2014	Form 5500

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator of the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

The St. Joe Company 401(k) Plan

The St. Joe Company

Date: June 29, 2015	By:	/s/ Marek Bakun
Marek Bakun
Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description

23.1	Consent of Vestal & Wiler, CPAs, independent registered public accounting firm.